News Release
Communiqué de Pressee
Exhibit 99.8

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TOTAL S.A.
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Promising Discoveries and Prospects for a New Independent
Development on Egina in the Nigerian Deep Offshore
Paris, February 13, 2007 — After yielding several promising discoveries, the Egina field on Total-operated OML 130 may be suitable for stand-alone development. Alongside NNPC, Sapetro, Petrobras and CNOOC, Total holds a 24% stake in OML 130, which is located around 150 kilometres off the coast of Nigeria.
The first stage in the exploration of OML 130 was the discovery of the Akpo field in 2000. Akpo is expected to start production in late 2008 and eventually reach peak production of 225,000 barrels of oil equivalent per day, of which nearly 80% will be condensate. Since the Akpo discovery, the presence of a new structure was revealed by the discovery—around 20 kilometres from Akpo—of Egina-1 in December 2003 and Egina-2 in October 2004.
After reprocessing the existing seismic survey, an appraisal program was launched to size the Egina discovery. Drilled in a water depth of around 1,500 metres, the Egina-3 (September 2006), Egina-4 (November 2006) and Egina-5 (January 2007) wells encountered 60 to 80 metres of oil in Miocene sands, confirming the possibility of a stand-alone development of the field. The Egina-5 well was tested to assess its production potential, which could reach around 12,000 barrels per day.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com